FULBRIGHT & JAWORSKI L.L.P.
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198

October 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:  Robert S. Littlepage

                                        Re:         Orckit Communications Ltd.
                                        Form 20-F for the fiscal year ended December 31, 2010
                                        Filed June 29, 2011
                                                                                        File No. 0-28724

Dear Mr. Littlepage:

As we discussed, Orckit Communications Ltd. will respond to the comment letter, dated October 5, 2011, from the Securities and Exchange Commission by November 14, 2011.

Very truly yours,

/s/ Neil Gold

Neil Gold

cc:   Uri Shalom